Mail Stop 4561

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Mr. Kenneth M. Riis
Chief Executive Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re: Newcastle Investment Corp.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 001-31458**

Dear Mr. Riis:

We have reviewed your response letter dated September 25, 2007, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

The Management Agreement, page 9

1. We have reviewed your response to comment #1, and as you continue to evaluate the applicability of the Investment Company Audit Guide to the registrant based on the newly issued guidance of SOP 07-1, we advise you of the resources available to you through consultation with the Office of Chief Accountant.

Item 1A. Risk Factors, page 12

The loans we invest in and the loans underlying the securities..., page 14

2. Please tell us if your reacquisition of a loan, either directly or indirectly through a subsidiary, is a triggering event resulting in your evaluation of that specific loan for collectibility under SFAS 114.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant